SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                                (Amendment No. 5)
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                            DWS Municipal Income Trust
                                    ( KTF )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   233368109
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March 28, 2024
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233368109
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  5,716,673 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  5,716,673 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,716,673 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.59%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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


CUSIP No. 233368109
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			  5,716,673 Shares
   REPORTING        -----------------------------------------------------------
   PERSON            9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			  5,716,673 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,716,673 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.59%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

EXPLANATORY NOTE

This Amendment No. 5 ("Amendment") amends and supplements the statement on
Schedule 13D filed on October 6, 2023, as most recently amended by Amendment No. 4 filed on January 23, 2024 (collectively, the
"Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of DWS Municipal Income Trust (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

ITEM 4   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On March 28, 2024, the Sit Entities entered into the Standstill Agreement with and among the Issuer, DWS Strategic Municipal Income Trust, and DWS Investment Management Americas, Inc.

ITEM 5   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to read as follows:

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 39,172,837 Shares outstanding as of March 28, 2024, which is the total number of Shares outstanding as reported on the Issuer's website. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 5,716,673 Shares held in client accounts which represent 14.59% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

c) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

e) Not applicable.

ITEM 7   Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit B: The Standstill Agreement with and among the Sit Entities, the Issuer, DWS Strategic Municipal Income Trust, and DWS Investment Management Americas, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
March 28, 2024

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A


Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    Transaction	   		Stock Purchased	   	Price
Transaction	    Type			/(Sold)		  	Per Share ($)
------------------ ------------------ 		------------------ ------------------
01/30/2024		BUY			18,688.00			8.89
01/31/2024		BUY			17,400.00			8.99
01/31/2024		BUY			7,963.00			8.99
02/01/2024		BUY			26,511.00			9.09
02/05/2024		BUY			3,391.00			8.95
02/06/2024		BUY			700.00				8.96
02/06/2024		BUY			500.00				8.96
02/06/2024		BUY			400.00				8.96
02/06/2024		BUY			3,000.00			8.96
02/06/2024		BUY			1,900.00			8.96
02/06/2024		BUY			600.00				8.96
02/06/2024		BUY			2,300.00			8.96
02/06/2024		BUY			394.00				8.96
02/06/2024		BUY			400.00				8.96
02/07/2024		BUY			5,900.00			9.03
02/07/2024		BUY			4,600.00			9.03
02/07/2024		BUY			14,500.00			9.03
02/14/2024		BUY			25,400.00			8.97
02/14/2024		BUY			11,600.00			8.97
03/12/2024		BUY			941.00				9.02
03/12/2024		BUY			7,200.00			9.02
03/12/2024		BUY			8,300.00			9.02
03/12/2024		BUY			7,300.00			9.02
03/12/2024		BUY			5,500.00			9.02
03/13/2024		BUY			500.00				9.03
03/13/2024		BUY			4,000.00			9.03
03/13/2024		BUY			4,607.00			9.03
03/13/2024		BUY			4,000.00			9.03
03/13/2024		BUY			3,000.00			9.03
03/14/2024		BUY			15,200.00			9.00
03/14/2024		BUY			2,900.00			9.00
03/14/2024		BUY			12,200.00			9.00
03/14/2024		BUY			9,500.00			9.00
03/14/2024		BUY			13,200.00			9.00
03/14/2024		BUY			22,000.00			9.00